                                                                                                                  UNITED STATES                                               OMB Number: 3235-0101
                                                                                   SECURITIES AND EXCHANGE COMMISSION                        Expires: December 31, 2006

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
John Wiley & Sons, Inc.	13-5593032	0-11507
1(d) ADDRESS OF ISSUER (STREET, CITY, STATE, ZIP CODE)			(e) TELEPHONE NO.
111 River Street, Hoboken, New Jersey 07030			AREA CODE	NUMBER
			201	748-6000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS (STREET, CITY, STATE, ZIP CODE)
The Bass Management Trust	###-##-####	Stockholder	201 Main St., Ste. 3200, Ft. Worth TX 76102

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Class A Common Stock	Credit Suisse First Boston 11 Madison Avenue, 3rd Floor New York, New York 10010		16,987	$679,480 (as of 07-01-05)	48,742,552	07-05-05	NYSE
	ITG Inc. 380 Madison Avenue, 4th Floor New York, New York 10017
	Jeffries & Co. 4045 E. Thousand Oaks Blvd., Suite 100 Westlake Village, California 91362
	Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, 250 Vesey Street New York, New York 10080
	State Street Global Markets, LLC One Lincoln Street Boston, Massachusetts 02111
	Stuart Frankel & Co., Inc. 220 E. 42nd Street, 29th Floor New York, New York 10017
	ThinkEquity Partners LLC 31 W. 52nd Street, 17th Floor New York, New York 10019

INSTRUCTIONS:
1.  (a)  Name of issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

2.   (a)  Name of person for whose account the securities are to be sold
      (b)  Such person's I.R.S. identification number, if such person is an entity
      (c)  Such person's relationship to the issuer (e.g., officer, director, 10%
      stockholder, or member of immediate family of any of the foregoing)
      (d)  Such person's address, including zip code

3.  (a)  Title of the class of securities to be sold
     (b)  Name and address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof  outstanding, as shown by the most recent report or statement published by the issuer
     (f)   Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (01-04)

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TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Common Stock	More than five years ago	Open Market Purchases	Not Applicable	16,987	Various	Cash
INSTRUCTIONS:

 If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

The Bass Management Trust
201 Main Street, Suite 3200
Fort Worth, Texas 76102

820 Management Trust
201 Main Street, Suite 3200
Fort Worth, Texas 76102

Prime 66 Partners
201 Main Street, Suite 3200
Fort Worth, Texas 76102

Barbnet Investment Co.
201 Main Street, Suite 3200
Fort Worth, Texas 76102

	Class A Common Stock Class A Common Stock Class A Common Stock Class A Common Stock	06-17-05 06-20-05 06-21-05 06-22-05 06-23-05 06-27-05 06-17-05 06-20-05 06-21-05 06-22-05 06-23-05 06-27-05 06-17-05 06-20-05 06-21-05 06-22-05 06-23-05 06-27-05 06-17-05	2,797 35,477 28,632 63,373 38,135 29,357 3,800 48,200 38,900 86,100 51,812 39,885 1,003 12,723 10,268 22,727 13,677 10,528 29,800

$   106,789.46
$1,359,115.32
$1,101,314.44
$2,448,518.78
$1,480,285.66
$1,145,354.52

$   145,084.00
$1,846,530.37
$1,496,267.54
$3,326,613.34
$2,011,185.54
$1,556,101.30

$     38,294.54
$   487,415.05
$   394,953.09
$   878,094.56
$   530,899.88
$   410,746.78

$1,135,866.00

REMARKS:
INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

	July 05, 2005	THE BASS MANAGEMENT TRUST By: /s/ William P. Hallman, Jr.
	DATE OF NOTICE	William P. Hallman, Jr., as Attorney-in-Fact for each of Sid R. Bass, Nancy L. Bass and Lee M. Bass, each a Trustee of The Bass Management Trust

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)